

Mail Stop 3720

April 14, 2016

Mr. Michael T. Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard,
Suite 500
Nashville, Tennessee 37215

> **Re: Surgery Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-37576**

Dear Mr. Doyle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

Note 10. Income Taxes and Tax Receivables Agreement on page F-26

1. We note that you entered into a Tax Receivable Agreement (TRA) with your pre-IPO shareholders as part of the September 30, 2015 Reorganization. Tell us your consideration of ASC 740-20-45-11g and why you accounted for your TRA obligations as a period expense in the year ended December 31, 2015 rather than equity.

2. Further, we note from the table on page F-28 that you have recorded a recorded a disproportionately small deferred tax asset of $2.75 million for this TRA liability. Please tell us how you determined this $2.75 million deferred tax asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

Cc: Carl Marcellino, Ropes & Gray LLP